Exhibit 99.1

AVG Announces 2016 Annual General Meeting

AMSTERDAM, April 29, 2016 - AVG Technologies N.V. (NYSE: AVG), the online security company™, announced today that the Annual General Meeting of Shareholders of AVG (the AGM) will be held on June 9, 2016 at 09:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam in the Netherlands. AVG filed its Annual Report on Form 20-F for the year ended December 31, 2015 and its 2015 Remuneration Report with the U.S. Securities and Exchange Commission (SEC) on April 25, 2016 and published its 2015 Statutory Annual Report, on April 26, 2016.

The notice and agenda of the AGM and the supplementary materials relating to the AGM, including the 2015 Annual Report on Form 20-F, the 2015 Statutory Annual Report, the 2015 Remuneration Report and the proposal to amend the Articles of Association of AVG and the explanatory notes thereto are all available free of charge at the Investor Relations page (Shareholders Meetings section and Financials & Filings section under Annual Reports and SEC Filings) of AVG’s website at investors.avg.com. The notice and agenda of the AGM (which have been filed with the SEC on a Form 6-K), the 2015 Annual Report on Form 20-F and the 2015 Remuneration Report are also available on the SEC’s website at www.sec.gov. Interested parties may request a complimentary paper copy of any of the foregoing documents by contacting AVG’s investor relations department.

About AVG Technologies (NYSE: AVG)

AVG is the leading provider of software services to secure devices, data and people. AVG’s award-winning consumer portfolio includes internet security, performance optimization, location services, data controls and insights, and privacy and identity protection, for mobile devices and desktops. The AVG Business portfolio, delivered through a global partner network, provides cloud security and remote monitoring and management solutions that protect small and medium businesses around the world.

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Contacts:

US: Bonnie McBride	Europe: Camelia Isaic

Tel: +1 415 806 0385	Tel: +420 702 205 848

Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com

IR team email: ir@avg.com

Press information: http://now.avg.com